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                                   ENDORSEMENT

ENDORSEMENT

This endorsement is attached to and made part of this Contract as of the date shown below. The Contract is amended as set forth below to make available under the Contract two new options-Annuity Options 8 and 9.

CONTRACT SPECIFICATIONS

The Mortality and Expense Risk Charge set forth on page 3 is deleted and replaced with the following: "0.55% Annually [(1.45% Annually for Option 9).]"

A Withdrawal Charge that only applies to Withdrawals under Option 9 is added to page 3 as set forth below:

Year of Withdrawal from Annuity Payout Date*   1     2     3      4     5
                                              ----------------------------
Withdrawal Charge                              5%    4%    3%     2%    1%

*Withdrawals under Option 9 are available only during the Liquidity Period.

The Subaccounts set forth on page 3 are amended by adding the following information to the Prime Reserve Subaccount: "(Not available under Option 9)."

The following item is added on page 3: "Assumed Interest Rate . . . [3.5%] Annually."

DEFINITIONS

The "Definitions" provision is amended by adding the following definition of "Liquidity Period" on page 5:

LIQUIDITY PERIOD

Under Option 9, the Liquidity Period is the period of time during which the Owner may withdraw Contract Value. The Liquidity Period begins on the Annuity Payout Date and ends on the Valuation Date preceding the 61st Annuity Payment.

EXCHANGES

The second paragraph under "Exchanges" on page 8 is deleted and replaced with the following:

The Owner may make only six Exchanges per Contract Year. Automatic Exchanges are not included in the six Exchanges allowed per Contract Year. After the Annuity Payout Date, for Annuity Options 1 through 4, 8 and 9, Exchanges may be made only among Subaccounts. An Owner's Exchange of Contract Value under Option 9 will automatically effect a corresponding Exchange of Annuity Units. Exchanges under Option 9 do not affect the amount of Annuity Payments until such amount is reset as discussed under "Annuity Units," below.

CONTRACT VALUE

The following sentence is added to the beginning of the "Contract Value" provision on page 10:

"Contract Value is determined on each Valuation Date: (1) prior to the Annuity Payout Date; and (2) after the Annuity Payout Date for Options 5 through 7 and for Option 9 during the Liquidity Period."

FIXED ACCOUNT CONTRACT VALUE

The provisions of "Fixed Account Contract Value" on page 10 are deleted and replaced with the following:

On any Valuation Date, the Fixed Account Contract Value is equal to the first Purchase Payment allocated under the Contract to the Fixed Account:

PLUS:

1.  any  other  Purchase  Payments  allocated  under the  Contract  to the Fixed
    Account;
2.  any Exchanges from the Separate Account to the Fixed Account; and
3.  any interest credited to the Fixed Account.

LESS:

1.  any Withdrawals deducted from the Fixed Account;
2.  any Exchanges from the Fixed Account to the Separate Account;
3.  Premium Taxes, if any;
4. any Fixed Account Contract Value applied to any of Annuity Options 1 through 4, 8 or 9; and
5.  any Annuity Payments made under Annuity Options 5 through 7.

DETERMINING ACCUMULATION UNITS

The last sentence under "Determining Accumulation Units" on page 11 is deleted and replaced with the following:

Events that change the number of Accumulation Units are:

1.  Purchase Payments applied to the Subaccount;
2.  Contract Value Exchanged into or out of the Subaccount;
3.  Withdrawals deducted from the Subaccount;
4.  Annuity Payments from the Subaccount under Options 5 through 7 and 9;
5. Any amounts deducted from the Subaccount to increase the amount of Annuity Payments under Option 9 to the amount of the Floor Payment; and
6.  Premium Taxes deducted from the Subaccount.

WITHDRAWALS

The first paragraph under "Withdrawals" on page 12 is deleted and replaced with the following:

Prior to the Annuity Payout Date, a full Withdrawal of Contract Value or partial Withdrawal of Separate Account Contract Value is permitted. Partial Withdrawals of Fixed Account Contract Value are restricted as described below. On or after the Annuity Payout Date, the Owner may withdraw Contract Value if one of Options 5 through 7 has been elected. The Owner also may withdraw Contract Value during the Liquidity Period under Option 9. Under these options, a full Withdrawal of Contract Value or full or partial Withdrawal of Separate Account Contract Value is allowed. Partial Withdrawals of Fixed Account Contract Value, however, are restricted as described below. This provision is subject to any federal or state restrictions.

The following paragraph is added after the second paragraph under "Withdrawals":

The Owner also may withdraw the present value of future Annuity Payments commuted at the Assumed Interest Rate if a Variable Annuity under Option 8 has been elected.

The fourth paragraph under "Withdrawals" is deleted and replaced with the following:

All Withdrawals must meet the following conditions.

1. The request for Withdrawal must be Received by the Company in writing or by other methods allowed by the Company.
2.  The Owner must request a Withdrawal while this Contract is in force.
3. The amount Withdrawn must be at least $500.00 except for Systematic Withdrawals as discussed below, or when terminating the Contract.
4. For Option 9, the request for Withdrawal must be Received by the Company prior to the close of the Liquidity Period.

WITHDRAWAL VALUE

The "Withdrawal Value," provision on page 13, is deleted and replaced with the following:

The Withdrawal Value as of any Valuation Date will be:

(1) the Contract Value (or for Option 8, the present value of future Annuity Payments commuted at the Assumed Interest Rate); less
(2)  any Premium Taxes due or paid by the Company; and
(3)  for Option 9, the Withdrawal Charge set forth on page 3.

If with respect to Option 8, Annuity Payments after the Withdrawal would be less than $100, the Company reserves the right to treat such partial Withdrawal as a full Withdrawal.

The following new provisions are inserted following "Withdrawal Value."

WITHDRAWAL CHARGE

If part or all of the Contract Value is Withdrawn under Option 9, a Withdrawal Charge is applied at the time of Withdrawal. The amount of the charge is based on the year in which the Withdrawal is made measured from the Annuity Payout Date. See the Withdrawal Charge set forth on page 3. The Withdrawal Charge is applied to the amount of the Withdrawal and is deducted from Contract Value allocated to the Subaccounts in the same proportion as the Withdrawal is allocated.

PAYMENT ADJUSTMENT

Upon a partial Withdrawal during the Liquidity Period under Option 9, the Company will adjust the amount of the Annuity Payment and Floor Payment as follows. The Company will reduce the amount of the Annuity Payment and Floor Payment by a percentage determined by dividing the amount of the Withdrawal, including the amount of the Withdrawal Charge, by Contract Value on the date of the Withdrawal. The number of Annuity Units used to compute each Annuity Payment will be reduced by the same percentage. An example of a payment adjustment is set forth below:

Net Withdrawal    $ 9,500
Withdrawal Charge     500
                   ------
Gross Withdrawal  $10,000


Payment Adjustment =           Gross Withdrawal              $10,000
                     ------------------------------------ =  ------- = 10%
                     Contract Value on Date of Withdrawal   $100,000


                    PRIOR TO WITHDRAWAL     AFTER WITHDRAWAL

Contract Value           $100,000               $90,000
Annuity Payment          $500                   $450
Floor Payment            $352                   $316.80
Annuity Units            50                     45

ANNUITY TABLES

The first two paragraphs of the "Annuity Tables" provision on page 16 are deleted and replaced with the following:

The Annuity Tables show the guaranteed minimum amount of monthly Annuity Payment that applies to the first Annuity Payment for Variable Annuity Payments and to each Annuity Payment for Fixed Annuity Payments for each $1,000 of Annuity Payout Amount for each of Annuity Options 1 through 4, 8 and 9. The amount of each Annuity Payment for Annuity Options 1 through 4 and 9 will depend on the Annuitant's sex and age on the Annuity Payout Date. The Annuity Tables state values for the exact ages shown. The values will be interpolated based upon the Annuitant's exact age on the Annuity Payout Date. On request, the Company will furnish the amount of monthly Annuity Payment per $1,000 applied for any ages not shown.

The Company bases the Tables for Annuity Options 1 through 4 on (1) the 1983 Table "A" Mortality Table projected for mortality improvement for 45 years using projection scale G; and (2) the Assumed Interest Rate set forth on page 3. For Option 8, the Company bases the Tables on the Assumed Interest Rate. For Option 9, the Annuity Table is based upon: (1) the 1983 Table "A" Mortality Table with mortality improvement using projection scale G; and (2) the Assumed Interest Rate set forth on page 3. The Annuity Tables are used in accordance with generally accepted actuarial principles. The Owner may select prior to the Annuity Payout Date any Assumed Interest Rate made available by the Company.

ANNUITY PAYMENTS

The following sentence is added to the "Annuity Payments"  provision on page 16:
"There is no minimum Annuity Payment under Option 9, and Annuity Payments under Option 9 must be made monthly."

ANNUITY UNITS

The "Annuity Units" provision on page 16 is deleted and replaced with the following:

The number of Annuity Units is found by dividing the first Variable Annuity Payment by the Annuity Unit Value of the selected Subaccount on the Annuity Payout Date. The number of Annuity Units for the Subaccount then remains constant, unless an Exchange of Annuity Units or a Withdrawal is made. After the first Annuity Payment, the dollar amount of each subsequent Annuity Payment is equal to the number of Annuity Units times the Annuity Unit Value for the Subaccount on the due date of the Annuity Payment. For Option 9, the amount of each Annuity Payment is calculated as described above; provided that the amount of the Annuity Payment is reset only once each year on the 12-month anniversary of the Annuity Payout Date.

ANNUITY OPTIONS

The following new Annuity Options, Options 8 and 9, are added following "Option 7" on page 19.

OPTION 8

PERIOD CERTAIN OPTION: This option provides Annuity Payments for a fixed period of 5, 10, 15 or 20 years. Annuity Payments will be made until the end of this period. If the Annuitant dies prior to the end of the period, the remaining Annuity Payments will be made to the Designated Beneficiary.

OPTION 9

LIFE INCOME WITH LIQUIDITY OPTION: This option provides monthly Annuity Payments for the life of the Annuitant or the lives of the Annuitant and a Joint Annuitant with a Period Certain of 15 years (or less in certain instances where the Period Certain would exceed the life expectancy of the Annuitant or joint life expectancy of the Joint Annuitants). Annuity Payments under this option are guaranteed never to be less than 80 percent of the initial Annuity Payment ("Floor Payment"); provided that the Floor Payment is adjusted in the event of a Withdrawal. See "Payment Adjustment" above. The amount of the Annuity Payment will remain level for 12 month intervals and will reset on each anniversary of the Annuity Payout Date as discussed under "Annuity Units," above. Annuity Payments during the Liquidity Period are paid from Contract Value and reduce the amount of Contract Value available for Withdrawal.

If Contract Value allocated to a Subaccount from which Annuity Payments are being made will be reduced to $0 by the current Annuity Payment, the Annuity Payment will be adjusted as of the date of that payment. The amount of any shortfall in the affected Subaccount will be deducted from the first (in reverse order) of the Subaccounts set forth on page 3 that has Contract Value. Until the next reset of the Annuity Payment, Annuity Payments will be made from the Subaccounts that have Contract Value in the same proportion as Contract Value is allocated among the Subaccounts on the date of the payment adjustment. Annuity Units also will be adjusted as of that date to reflect the proportion of Contract Value allocated to the Subaccounts.

If there are Joint Annuitants, upon the death of one Annuitant, Annuity Payments continue to the surviving Joint Annuitant at the same or a reduced level of 75%, 66 2/3% or 50% of Annuity Payments as elected by the Owner upon election of the Annuity Option. The number of Annuity Units used to determine each Annuity Payment is reduced as of: (1) the Annuity Payment due at the close of the Period Certain; or (2) if later, the first Annuity Payment following the death of the Joint Annuitant. If such death occurs during the Liquidity Period, the Annuity Payment may be increased as discussed under "Payment Adjustment Upon Death of Joint Annuitant" below.

In the event of the death of the Annuitant or, in the case of Joint Annuitants, the last Annuitant, prior to the close of the Period Certain, a death benefit will be paid as follows. In the event of death during the Liquidity Period, the death benefit is the Contract Value as of the date due proof of death and payment instructions are Received by the Company. In the event of death during the period beginning at the close of the Liquidity Period and ending at the close of the Period Certain, the Designated Beneficiary may elect the death benefit as follows: (1) the present value of the remaining guaranteed Annuity Payments as of the date due proof of death and payment instructions are Received by the Company, commuted at the Assumed Interest Rate and paid in a lump sum; or
(2) the remaining guaranteed Annuity Payments paid to the Designated Beneficiary on a monthly basis until the close of the Period Certain.

PAYMENT ADJUSTMENT UPON DEATH OF JOINT ANNUITANT

Under Option 9, if a Joint Annuitant dies during the Liquidity Period, the amount of the Annuity Payment to the surviving Joint Annuitant may be increased beginning on the date of the 61st Annuity Payment. The determination of whether to increase the amount of the Annuity Payment is made as of the date of the 61st Annuity Payment, as follows:

(1) An amount equal to the present value of future Annuity Payments based on the joint lives of the Annuitants, commuted at the Assumed Interest Rate, is divided by $1,000; and

(2) the result is multiplied by an amount determined by reference to the Annuity Table for Option 2 with a ten year period certain based upon the surviving Joint Annuitant's age and sex (unless unisex rates apply).

If the amount of the Annuity Payment as determined above is greater than the current Annuity Payment, the Annuity Payment will be increased as of the 61st Annuity Payment date to that amount and the Floor Payment and number of Annuity Units will be increased in the same proportionately.

                     SECURITY BENEFIT LIFE INSURANCE COMPANY

                                   ROGER VIOLA
                                    Secretary


--------------------------
Endorsement Effective Date
(If Other Than Issue Date)

V6056 (8-98)